Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

August 18, 2014

Via EDGAR
Suzanne Hayes

Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OM Asset Management Limited
Registration Statement on Form S-1
Filed June 30, 2014
File No. 333-197106

Dear Ms. Hayes,

This letter sets forth the response of OM Asset Management Limited (the “Company”) to the comment letter, dated July 28, 2014, of the staff of the Division of Corporation Finance (the “Staff”) to the Company’s registration statement on Form S-1 filed on June 30, 2014 (the “Prior Registration Statement”).  In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences.  This letter is being filed with Amendment No. 1 to the Prior Registration Statement (the “Registration Statement”).

Prospectus Summary, page 1

1.                                      Refer to the following sentence on page 3: “Through March 31, 2014, 80 of our Affiliates’ 90 benchmarked strategies have outperformed their relevant benchmarks since inception on a gross basis, and 97% of our Affiliates’ benchmarked assets have outperformed their relevant benchmarks since inception.” Please revise to address the following:

•                                          Clarify the distinction between those two claims, regarding the performance of your Affiliates’ benchmarked strategies versus the performance of their benchmarked assets.

•                                          Clarify the meaning of “on a gross basis,” as well as the impact of including fees.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 115 of the Registration Statement.

2.                                      Please provide independent support for your claims that Acadian, Campbell Global and Heitman are leading managers in their respective sectors.

Response:  The Company is providing supplementally to the Staff independent support that verifies Acadian, Campbell Global and Heitman as leading managers in their respective sectors.

Response Letter - 1 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

Our Business, page 1

3.                                      We note your references to ENI revenues and pre-tax ENI from 2011 through 2013 at the top of page 3.  Considering the prominence of such measures, please revise your disclosure (either narratively or within a table) to present with equal prominence your U.S. GAAP revenue and U.S. GAAP net income from continuing operations attributable to controlling interests for the respective periods.  In addition, expand your non-GAAP reconciliations within your summary historical consolidated and combined financial data (page 9) to include a reconciliation of your ENI revenue (similar to that provided on page F-58).

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Registration Statement to present U.S. GAAP revenue from continuing operations attributable to controlling interests and U.S. GAAP pre-tax income from continuing operations attributable to controlling interests for the respective periods.  Also, the Company has expanded its non-GAAP reconciliations within the summary historical consolidated and combined financial data on page 12 to include a reconciliation of ENI revenue.

Competitive Strengths, page 3

4.                                      We note that you have presented pre-tax operating margin(s) under your disclosures of economic net income at the top of page 4 and elsewhere throughout your registration statement (e.g. Selected Historical Consolidated  Financial Data (page 52), Summary Results of Operations (page 65), Segment Information  (Note 22, page F-57), etc.). Please revise to omit these disclosures or present comparable measures under U.S. GAAP.  Refer to Regulation S-K Item 10(e)(1)(i)(A).

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 9, 52, 68, 69, 115 and F-59 of the Registration Statement to present a comparable measure under U.S. GAAP.

Summary Historical Consolidated and Combined Financial Data, page 9

5.                                      Please revise your table to ensure amounts presented are consistent with your historical financial statements.  In this regard, provide your reconciliation to “Net income from continuing operations attributable to controlling interests” within footnote (3) to this table.  In addition, disaggregate your impairment charges from your depreciation and amortization.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Registration Statement to provide a reconciliation to Net income from continuing operations attributable to controlling interests within footnote (5) to this table.  Also, on page 9 of the Registration Statement the Company has disaggregated impairment charges from depreciation and amortization.

Response Letter - 2 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

Other Operational Data, page 10

6.                                      Please provide a footnote (here and elsewhere throughout your registration statement, as applicable) to explain what “annualized revenue impact of net flows” represents and how such amounts were determined.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 71 of the Registration Statement.

Risk Factors, page 12

7.                                      Refer to the following sentence on page 17: “As of March 31, 2014, our Affiliates’ top five client relationships represented 17% of total run rate ENI management fee revenue, including equity accounted Affiliates, and our Affiliates’ top 25 clients represented 36% of run rate ENI management fee revenue, including equity accounted Affiliates.” Please revise to explain what “total run rate ENI management fee revenue” means.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 114 of the Registration Statement.

Special Note Regarding Forward-Looking Statements, page 43

8.                                      The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering.  See Securities Act Section 27A(b)(2)(D).  Please revise to clarify that the Act’s safe harbor protections do not apply to statements made in connection with this offering, or remove the reference to the Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Registration Statement.

Selected Historical Consolidated Financial Data, page 51

9.                                      Consistent with the instructions to Item 301 of Regulation S-K, please revise your table to include your net income (loss) from continuing operations and provide a reconciliation to your other key measures (i.e. net income before tax from continuing operations attributable to controlling interests, and per share data, etc.), similar to the reconciliation provided on page 70.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on pages 52 to 54 of the Registration Statement to include net income (loss) from continuing operations within the table presented and has reconciled to other key measures, similar to the reconciliation provided on page 75.

Unaudited Pro Forma Consolidated Statement of Operations, page 56

10.                               Non-GAAP information is prohibited on the face of any pro forma financial information which is required to be disclosed under Article 11 of Regulation S-X.  As such, please revise to remove all economic net income disclosures from the face of your pro forma disclosures.  Refer to Regulation S-K Item 10(e)(1)(ii)(D).

Response Letter - 3 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 57 and 58 of the Registration Statement to remove all economic net income disclosures from the face of the pro forma disclosures.

11.                               Please revise to remove the discontinued operations and related eliminations from the face of the pro forma statement of operations.  Refer to Instruction 1 of Regulation S-X Rule 11-02.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 57 and 58 of the Registration Statement to remove the discontinued operations and related eliminations from the face of the pro forma statement of operations.

12.                               We note your presentation of debt elimination and new third party debt, most notably that this adjustment is based upon certain assumptions (i.e. credit ratings) and an estimated annual rate of 2%, as described in footnote 1 on page 58.  Please revise to remove this adjustment or explain to us how you determined that this adjustment meets the requirement of factually supportable.  Refer to Rule 11-02 of Regulation S-X.  As an alternative to your current presentation, we would not object to presentation of this adjustment as a notation only.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that debt elimination and new third party debt meets the requirement of factually supportable because the new financing will be supported by legally binding documentation, executed prior to and contingent upon effectiveness of the Registration Statement.  The Company believes that the assumptions included in the pro forma financial statements with respect to debt elimination and new third party debt, including credit ratings and the estimated annual rate of 2%, are factually supportable based on proposed rates received from banks which may provide this new third party debt.  The rate entered into upon effectiveness will be updated when the refinancing agreement is finalized.

Unaudited Pro Forma Consolidated Balance Sheet, page 60

13.                               Non-GAAP information is prohibited on the face of any pro forma financial information which is required to be disclosed under Article 11 of Regulation S-X.  As such, please revise to remove your elimination of consolidated funds disclosures from the face of your pro forma disclosures.  Refer to Regulation S-K Item 10(e)(1)(ii)(D).

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Registration Statement to remove the elimination of consolidated funds disclosure from the face of the pro forma balance sheet.

Pro Forma U.S. GAAP Adjustments to the Consolidated Balance Sheet, page 61

14.                               We note that you present an accrued payable to your Parent in the amount of $40.8 million at March 31, 2014 and this amount is determined based on “surplus working capital.”  In an effort to provide greater transparency, please revise footnote (1) to

Response Letter - 4 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

present an abridged definition of surplus working capital and provide a tabular disclosure of this calculation.

Response:  The terms of this payable have been revised as reflected in the disclosure on pages 7, 48, 55 and 62 of the Registration Statement.  As a result, the Company respectfully notes that the comment is no longer applicable.

Management’s  Discussion  and  Analysis  of  Financial  Condition  and  Results of  Operations,  page  62

15.                               Please revise to explain in greater detail the distinction between a “profit-share model” and a “revenue-share model.”  For instance, refer to the following sentence on page 112: “Rather than invest in a fixed percentage of Affiliate revenues (a ‘revenue-share’ model), Affiliate partners and we each invest in the underlying profits of their respective businesses, a model we refer to as a ‘profit-share’ model (with the exception of ICM, which has a revenue-share model).” Either here or at the top of page 64, provide examples illustrating how these arrangements work.  In addition, please briefly explain why Investment Counselors of Maryland is unique among your Affiliates in having a revenue-share model.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 65 to 66 and 118 of the Registration Statement.

16.                               We note your disclosure that the management fees charged by your Affiliates to their clients are based on the level of assets under management.  Please revise to clarify the extent to which the level of assets under management is calculated on a period-end basis versus an average over the period.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Registration Statement.

17.                               We note your disclosure that the performance fees charged by your Affiliates to their clients are based whether your Affiliates’ investment performance over agreed time periods has met or exceeded pre-determined hurdles.  Please revise to describe these arrangements in greater detail.  For instance, indicate the length of the time periods involved and to what extent the hurdle thresholds are based on cumulative returns.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 64 to 65 of the Registration Statement.

Assets Under Management, page 68

18.                               Please revise your disclosure to include roll-forwards of your AUM by client type and by client location.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 72 and 73 of the Registration Statement.

Response Letter - 5 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

U.S. GAAP Results of Operations, page 69

Management Fees, page 70

19.                               Your disclosure that the increase in management fees from 2012 to 2013 was primarily attributable to increases in AUM is vague.  Please expand your discussion and analysis to include a more granular discussion of the causal factors for any such increases or decreases.  For example, consider discussing significant changes in inflows/outflows by asset class, changes in market appreciation/depreciation, your average basis points earned by asset class, and any other contributing factors such as economic changes.  Provide similar disclosure in your interim discussion and analysis on page 76.

Response:  In response to the Staff’s comment, the Company has enhanced its disclosure on pages 75 and 81 of the Registration Statement to include a more granular discussion on the causal factors for increases or decreases in management fee revenue.  The Company has also included on page 75 of the Registration Statement additional discussion of the drivers of management fee revenue.

Non-GAAP Supplemental Performance Measure, page 78

ENI Revenues, page 82

20.                               Please revise to include a reconciliation of your ENI revenues to your U.S. GAAP revenues, similar to that provided on page F-58.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Registration Statement.

Market Risk, page 97

21.                               We note that you have quantified your estimate of market risk as a change in revenue which is based on a 10% increase or decrease in year assets under management (AUM). We also note from your disclosure on page 67 that your AUM are comprised of equity instruments in both domestic and foreign markets, as well as fixed income and alternative investments.  Please address the following.

•                                          Explain to us and revise your disclosure to specifically indicate which risks have been measured (i.e. equity prices, foreign currency, interest rate, other, et al.).

•                                          We note that your compensation plans include variable cost components which are based on the performance of your AUM and material to your financial results.  Revise to indicate the impact on earnings that would be caused by these hypothetical changes in AUM.

•                                          Revise to present all information required by Item 305 of Regulation S-K, including disclosure of your modeling techniques and underlying assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 103 of the Registration Statement.

Response Letter - 6 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

Critical Accounting Policies and Estimates, page 98

Goodwill, page 103

22.                               Please revise to disclose the following information relating to your assessment for impairment of goodwill:

•                                          The amount of goodwill assigned to each reporting unit;

•                                          A description of how your corporate assets and liabilities are considered in determining the carrying and fair value of each reporting unit;

•                                          The percentage by which the fair value of each reporting unit exceeds its carrying amount at the date of the last impairment test; and

•                                          Key assumptions that drive the fair value of the reporting unit.

Response:  The Company acknowledges the Staff’s comment and in response notes the following:

•                  The carrying value of goodwill net of impairment assigned to each reporting unit is included in the table below.

•                  The Company has assessed whether its corporate-level assets and liabilities should be assigned to a specific reporting unit if (1) the asset will be employed in or the liability relates to the operations of a reporting unit or (2) the asset or liability will be considered in determining the fair value of the reporting unit, pursuant to ASC 350-20-35-39.  The corporate assets relate to all of the reporting units and do not meet these criteria and the reporting units do not benefit from them.  Therefore, the corporate assets are not allocated to the carrying value of the reporting units.

•                  The percentage by which the fair value of each of the Company’s reporting units exceeds its carrying amount at the date of the last impairment test was at least 44% in excess of its carrying amount, as shown in the table below.

•                  In response to the Staff’s comment, the Company has revised its disclosure on pages 108 to 109 and F-17 of the Registration Statement to enhance its explanation of how it assigns fair value to each reporting unit. The fair value of each of the Company’s reporting units is estimated using an income approach based on the present value of estimated future cash flows.  Inherent in the Company’s development of the present value of future cash flow projections are assumptions and estimates derived from a review of the Company’s operating results, business plans, expected growth rates, cost of capital and tax rates.  The Company also makes certain assumptions about future economic conditions, interest rates and other market data.  The following assumptions are significant to the Company’s income approach:

•                  Operating cash flows - The Company makes assumptions about future operating income based on projected investment performance in its key strategies driving an annual increase of assets under management that will be available to earn management and performance fees, as well as market activity.  In the asset

Response Letter - 7 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

management industry and historically for Old Mutual (US) Holdings Inc., there has been a strong correlation between operating income and net cash earnings.  These assumptions drive the Company’s estimate of future operating income, which has been deemed the equivalent of future cash flows;

•                  Perpetual growth rates - The Company determined an expected rate at which a reporting unit’s earnings stream is projected to grow.  These rates are used to calculate the terminal value of the Company’s reporting units.  The Company utilized a perpetual growth rate, which it believes is reasonable relative to long term nominal GDP growth; and

•                  Discount rates - The Company’s combined future cash flows are then discounted at a rate that is consistent with a weighted average cost of capital likely to be used by market participants based on a peer group weighted average cost of capital analysis.

As of September 30, 2013(1)	Reporting Unit #1		Reporting Unit #2		Reporting Unit #3		Reporting Unit #4		Reporting Unit #5
Goodwill Assigned (in millions)	$ ***		$ ***		$ ***		$ ***		$ ***
Fair Value/Carrying Amount	***	%	***	%	***	%	***	%	***	%

Management, page 130

23.                               With respect to Messrs. Bain, Riordan, Gladman and Ritchie, please confirm that you have disclosed each person’s principal occupations and employment during the past five years, as there are periods of time for which the disclosure is ambiguous.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 136 through 139 of the Registration Statement.

Compensation Discussion and Analysis, page 136

24.                               Please disclose in greater detail how your Parent used the comparator group data in making total compensation decisions for your named executive officers.  For instance, if your Parent targeted or adjusted any amounts paid so that an individual’s total compensation would be commensurate with a certain percentile within the comparator group data, please explain.

Response:  The Company acknowledges the Staff’s comment and advises that comparator group data is only one of several factors that are taken into consideration when making total compensation decisions for the Company’s named executive officers. Old Mutual plc, the Company’s parent

(1)  ***Confidential treatment requested by OM Asset Management Limited.  Omitted information provided under separate cover to the Staff pursuant to Rule 83.

Response Letter - 8 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

company (“Parent”), has not targeted or adjusted any amounts paid so that an individual’s total compensation would be commensurate with a certain percentile within the comparator group data. Base salaries are reviewed annually and increases are considered if salaries are found to be low relative to the median for our peer group, but a specific percentile is not targeted.  In response to the Staff’s comment, the Company has revised the disclosure on page 145 of the Registration Statement.

2013 Compensation Process and Elements, page 141

25.                               With respect to the 2013 incentive awards, please revise the chart showing the 2013 Incentive Pool metrics to clarify the amounts indicated (e.g. millions).

Response:  In response to the Staff’s comment, the Company has revised the chart showing the 2013 Incentive Pool metrics on page 150 of the Registration Statement to clarify the amounts.

26.                               With respect to both the 2013 incentive awards and the Value Incentive Plan, please disclose in greater detail how the financial performance metrics were calculated.  For example, explain what “Adjusted Operating Profit” (page 142) means and clarify whether “IFRS Adjusted Operating Profit” (page 144) entailed the same calculation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 149 and 151 of the Registration Statement to define “Adjusted Operating Profit” and provide an explanation as to how the financial performance metrics for both the 2013 incentive awards and the Value Incentive Plan are calculated.  In addition, the Company confirms that the “Adjusted Operating Profit” and the “IFRS Adjusted Operating Profit” entail the same calculation.  IFRS (International Financial Reporting Standards) refers to the accounting standard used by Parent in the United Kingdom.  The Company has deleted the references to IFRS to avoid this confusion.

27.                               With respect to both the 2013 incentive awards and the Value Incentive Plan, please describe in greater detail the named executive officers’ individual goals and strategic objectives.  For example, clarify whether the named executive officers were directed to increase assets under management by a certain amount.  As another example, explain what “working with the Affiliates” means.

Response:  In response to the Staff’s comment, the Company has provided additional detail regarding its 2013 incentive award on page 150 of the Registration Statement.  Individual goals were not assigned to executives under the Value Incentive Plan.  There were plan goals, as described in the Registration Statement on pages 151 and 152 for financial and non-financial metrics.  The final outcome was a plan award of 109.6% of target which was applied to each executive’s target amount to determine the award amount.

28.                               With respect to both the 2013 incentive awards and the Value Incentive Plan, please describe in greater detail how your Parent determined each named executive officer’s ultimate award amount in relation to the individual’s target amount.  See Item 402(b)(2)(vi) and —(vii) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has provided additional detail regarding its 2013 incentive award and Value Incentive Plan on pages 150 and 151 of the Registration Statement.  The Company also respectfully notes its response to comment #27.

Response Letter - 9 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

29.                               With respect to the Value Incentive Plan, we note your disclosure that the amounts paid to each of the named executive officers under the Plan and the allocations of those amounts are included in the Summary Compensation Table.  Please clarify where you have disclosed the amounts of restricted ordinary shares awarded pursuant to the Value Incentive Plan.

Response:  In response to the Staff’s comment, the Company has provided additional detail regarding the Value Incentive Plan on page 151 of the Registration Statement and in footnotes 1 and 2 to the 2013 Summary Compensation Table.

Consolidated  Statements  of  Changes  in  Stockholders’ Equity,  page  F-6

30.                               Please explain to us how the 2013 deconsolidation of funds resulted in a $109.0 million increase in redeemable non-controlling interest in consolidated funds.

Response:  The $109.0 million increase in redeemable non-controlling interest in consolidated funds represents the net effect of consolidation of Affiliate funds of $163.1 million and the deconsolidation of certain Affiliate funds of $54.1 million.  In response to the Staff’s comment, the Company has enhanced its disclosure to be more transparent on page F-6 of the Registration Statement.

31.                               Please explain to us how the first quarter 2013 redemptions presented on page F-62 resulted in a $163.2 million increase in redeemable non-controlling interest in consolidated funds.

Response:  The $163.2 million increase in redeemable non-controlling interest in consolidated funds represents the effect of consolidation of Affiliate funds of $163.2 million.  In response to the Staff’s comment, the Company has enhanced its disclosure on page F-64 of the Registration Statement.  The Condensed Consolidated Statements of Changes in Stockholders’ Equity has been revised to include the line item “Net consolidation/(deconsolidation) of funds” and the Company has reallocated the net impact of consolidation and deconsolidation of certain Affiliate funds to this category for each reporting period presented.  This presentation and category is now consistent with the amended Consolidated Statements of Changes in Stockholders’ Equity for year-end on page F-6 of the Registration Statement.

Notes to Consolidated Financial Statements, page F-8

Note 2 —  Significant Accounting Policies, page F-9

General

32.                               We note that you disclose advisory fees receivable in your consolidated balance sheets on page F-3; however, your significant accounting policies do not disclose your charge-off policy for amounts deemed uncollectible.  Please revise to present this information, if applicable.  Refer to ASC 310-10-50-4A.

Response:  The Company acknowledges the Staff’s comment and in response notes there have been no material charge-offs or amounts deemed uncollectible for the years ended December 31,

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Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

2011, 2012 and 2013, as the amounts in question relate to investment and advisory fees receivable that are mostly from related party investment funds that are managed and/or advised by the Company and its Affiliates.  Investment advisory fees receivable are generally collateralized by the assets of the related party investment funds and no historical losses or charge-offs have been incurred.  The Company has enhanced its accounting policy disclosure on page 107 and F-16 of the Registration Statement to explain its recognition and treatment of these receivables.

Allocated Costs from the Parent, page F-9

33.                               Please revise to disclose your estimate of what the allocated expenses from your parent would have been if you had operated on a standalone basis for each period presented.  If this disclosure is not already provided because it is impractical to do so, tell us specifically why.  Refer to ASC 225-10-S99-3 (Question 2).

Response:  In response to the Staff’s comment, the Company has enhanced its disclosure appearing on pages 104, F-9 to F-10, F-35 to F-36 and F-76 of the Registration Statement to more clearly describe the allocated expenses from Parent and to indicate that, in management’s opinion, the allocations underlying the Consolidated Financial Statements are representative of the amounts that would have been recorded in the Consolidated Financial Statements had the Company operated independent of Parent for the historical periods presented. The Company has also amended disclosure appearing on these pages to clarify the aggregate amount of costs reflected in the Company’s Consolidated Financial Statements as a result of its related party transactions with Parent for each period presented. In management’s opinion, these costs reflect the costs that would have been incurred if the Company had been operating as a standalone businesses for the periods presented.

Revenue Recognition, page F-14

34.                               Please revise your disclosure to clarify that your asset-based advisory fees represent management fees as reported on page F-4 (Consolidated Statements of Operations). Also, expand your disclosure concerning your performance fees to clarify whether such fees are subject to clawback provisions.

Response:  In response to the Staff’s comment, the Company has enhanced its disclosure on page F-15 of the Registration Statement to clarify that its asset-based advisory fees represent management fees and to expand its disclosure concerning asset-based performance fees and those subject to clawback provisions, as well as aligning its Critical Accounting Policies and Estimates on page 108 of the Registration Statement.

Note 3 —  Investments, page F-21

35.                               We note for your significant accounting policy disclosure on page F-13 that all of your discretionary investments are categorized as trading.  Please revise to present the trading gains/(losses) related to the trading securities held in your investment portfolio at the reporting date.  Refer to ASC 320-10-50-9(e).

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Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page F-13 of the Registration Statement to indicate that the portion of trading gains and losses for the period that relates to trading securities is included within Investment income on the Consolidated Statements of Operations.  In addition, the Company has revised the terminology used in describing Investment return on page F-22 of the Registration Statement to Investment income.

Note 4 —  Fair Value Measurements, page F-22

36.                               We note from your disclosure on page F-23 that your investment funds are measured at fair value using the net asset value (NAV) as the practical expedient of measuring fair value.  Please respond to the following.

•                                          Explain to us the accounting guidance you relied upon to classify these investments as Level 1 in the fair value hierarchy.  Refer to ASC 820-10-35-54B.

•                                          Clarify for us whether all of Level 2 valuations use NAV as the practical expedient.

•                                          Describe the types and amounts (if material) of adjustments you make to the NAV’s of your funds classified as Level 2.

•                                          To the extent that any of your investments classified as Level 2 or 3 in the fair value hierarchy are not measured using NAV as the practical expedient, revise to present the valuation techniques and inputs used in your fair value measurement.  Refer to ASC 820-10-50-2(bbb) and 820-10-55-103.

•                                          Provide the minimum required disclosures for investments valued using the NAV as the practical expedient as required by ASC 820-10-50-6A.

Response:  The Company acknowledges the Staff’s comment and notes the following:

•                  The Company does not invest in assets categorized as Level I in the fair value hierarchy which use net asset value (“NAV”) as a practical expedient for fair value measurement.  The Company’s investment securities classified as Level I are daily redeemable funds, such as those registered under the Investment Company Act of 1940, which are fair valued using the published price.

•                  The Company has clarified which investments are fair valued using NAV as the practical expedient, and enhanced its disclosures on pages F-24 to F-25 of the Registration Statement within the footnotes following the tables that summarize the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2013 and 2012.

•                  For those investments classified as Level II and III using NAV as a practical expedient, the Company has indicated whether an adjustment was made and enhanced related disclosures in accordance with ASC 820-10-50-6A on page F-23 of the Registration Statement.

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Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

37.                               For your recurring fair value measurements categorized within Level 3 of the fair value hierarchy, please revise to address the following.

•                                          Present a narrative description of the sensitivity of your Level 3 fair value measurements to changes in the underlying unobservable inputs.  Refer to ASC 820-10-50-2(g).

•                                          Explain to us and revise to present the valuation processes you perform to assess the reasonableness of your Level 3 measurements.  For example, how you decide on your valuation policies and procedures and analyze changes in measurements from period to period.  Refer to ASC 820-10-50-2(f) and 820-10-55-105.

Response:  In response to the Staff’s comment, the Company notes that it applies the practical expedient afforded in ASC 820-10-35-59 to estimate the fair value of its investments in unconsolidated funds using NAV per unit of the investment.  Since the Company is using NAVs as a practical expedient to value these investments, the Company believes Basis for Conclusion paragraph 89 (“BC89”) of ASU 2011-04 applies. The Company considered the guidance in BC89 and based its disclosure on the fact that it is primarily reliant on the use of NAVs as a practical expedient in valuing its Level III investments in unconsolidated funds.  Accordingly, the Company respectfully submits that the disclosure requirements of ASC 820-10-50-2(bbb) do not apply.  The Company supplementally notes it has enhanced its disclosures on page F-23 of the Registration Statement in relation to these investments categorized as Level III to incorporate investment strategy and redemption restrictions in accordance with ASC 820-10-50-6A.  The Company further notes that unfunded commitments in relation to these investments are immaterial for disclosure.

38.                               We note from your condensed consolidated balance sheets disclosure on page F-59 for the period ending March 31, 2014 that you have both assets and liabilities held for transfer.  Please revise to include these amounts in your fair value measurements disclosures on page F-68.  These amounts should be disaggregated between recurring and nonrecurring fair value disclosures, as applicable.  Refer to ASC 820-10-50-2(a).

Response:  The Company acknowledges the Staff’s comment and in response notes that the liabilities held for transfer of $46.2 million and a portion of the assets held for transfer ($61.3 million) were not fair valued in accordance with ASC 360-10-35-43 because the transfer is treated as a transaction between entities under common control.  The assets and liabilities held for transfer at March 31, 2014 represent the Company’s interest in its U.K.-based affiliate, Rogge Global Partners plc (“Rogge”), which was transferred to a subsidiary of Parent during the second quarter of 2014.  The Company refers the Staff to Note 10 to the unaudited Condensed Consolidated Financial Statements for the period ended March 31, 2014 on page F-78 of the Prior Registration Statement for a breakdown of these assets and liabilities held for transfer.  However, the transfer was effected during the second quarter of 2014 and, accordingly, the disclosure requirement of a disposal group classified as held for sale at fair value per ASC 820-10-50-2 would not be applicable for the most recent balance sheet (June 30, 2014) and related disclosures presented in the Registration Statement.

Response Letter - 13 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

Note 5 —  Variable Interest Entities, page F-24

39.                               We note from your disclosure of consolidated variable interest entity assets and liabilities that you aggregate your assets and liabilities from timber funds with other consolidated funds.  Please revise to separately present the material assets and liabilities of your consolidated timber funds (i.e. restricted cash and borrowings).

Response:  The Company has considered the requirements of ASC 810-10-50-10 Consolidation-Disclosure in assessing the aggregation of information to display its overall involvements with VIEs of different risk characteristics.  The aggregate presentation of these amounts reflects the Company’s relationship with its Funds, whereby, the Company provides similar investment management services to each Investment Fund or Timber Fund and has similar risk characteristics related to its involvement with these consolidated VIEs.  In response to the Staff’s comment, the Company has enhanced its VIE disclosures for all periods presented on pages F-26 and F-73 of the Registration Statement to indicate line items that refer to material assets and liabilities of consolidated Timber Funds in contrast to other Investment Funds.

Note 6 —  Equity Accounted Investees, page F-26

40.                               We note that the carrying value of your Heitman LLC equity method investment is $76.9 million and your equity ownership in the underlying net assets of Heitman LLC is $59.5 million.  Please tell us if you performed an impairment analysis for this investment and provide us with the authoritative guidance you relied upon to support your conclusion.

Response:  The Company acknowledges the Staff’s comment and in response notes that the Company performed its annual impairment analysis at September 30, 2013 pursuant to ASC 323-10-35-32, Investments-Equity Method and Joint Ventures.   The Company considered the fair value of the investment relative to its carrying amount.  The Company determined that the net present value of the forecasted cash flows of Heitman LLC was $83.3 million relative to the carrying amount of $76.9 million as of September 30, 2013 and concluded that no impairment had occurred.  In addition, no additional triggers have been identified that would indicate an impairment has occurred since testing was last performed as of September 30, 2013.

The Company additionally notes that the difference between the Company’s carrying amount of the Heitman equity method investment and the amount of underlying equity in net assets of Heitman LLC relates to goodwill that is recognized by Heitman LLC given that Heitman LLC is an equity method investee, pursuant to ASC 323-10-35-13.

Note 9 —  Timber and Timberlands, page F-31

41.                               We note that you hold material amounts of timber and timberlands on your balance sheet.  We also note your significant accounting policy footnotes for timber funds (on page F-11) and revenue recognition (on page F-15) where you present your policies for recognizing revenues and related costs from timber sales.  However, Campbell Global’s website indicates that this business is also engaged in the acquisition and disposition of natural resources.  Please address the following.

•                                          Revise your statement of operations to separately present your material sources of timber revenues (i.e. timber sales, sales of timberlands, et al.).

Response Letter - 14 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

•                                          Revise your statement of operations to separately present depletion expenses from costs related to the sales of timberlands.

•                                          Revise your significant accounting policies to indicate your policy for assessing depletion of timberlands or that these assets are not subject to depletion.

•                                          Revise your policies to indicate the criteria you consider when determining whether timberlands are held for sale and how costs from the sales of timberlands are allocated to these transactions.

•                                          Revise your policies to indicate your method for allocating purchase price to acquired assets.

•                                          Confirm to us that your sales contracts are “normal” as defined by ASC 815-10-15-22 through 15-39 and not within the scope of ASC 815, Derivatives and Hedging.

Response:  The Company acknowledges the Staff’s comment and notes the following:

•                  Timber revenue of $401.1 million, $257.1 million, and $287.7 million for the years ended December 31, 2013, 2012 and 2011, respectively, relate to log sales and stumpage sales.  In each case the sales relate solely to the sale of timber, rather than timberlands, and 95% of all timber sales relate to log sales upon delivery.  Other amounts related to timber activity include sales of mineral rights and access rights, such as for cell phone towers and hunting leases, all of which are currently classified as Consolidated Funds’ Revenue-Other revenue on the Company’s Consolidated Statements of Operations and are immaterial individually and in aggregate.  The Company considered the guidance in Regulation S-X Rule 3-05 to assess disclosure of any amounts in which a class of income represents more than 10 percent of the sum of the items.  The Company believes no additional disclosure is required.

•                  Depletion expense of $93.6 million, $81.0 million, and $144.0 million for the years ended December 31, 2013, 2012, and 2011, respectively, is classified as Consolidated Fund’s expense-Other expense on the Company’s Consolidated Statements of Operations.  As noted above, there are no sales of timberlands recognized as revenue and no material associated expenses.  Accordingly, the Company believes no additional disclosure is required.

•                  The Company respectfully notes that the accounting policy for depletion of timber is on page F-12.  No material amount of depletion relates to timberlands.  Accordingly, the Company believes no additional disclosure is required.

•                  Sales of timberlands are not within the ordinary business of Campbell Global and the consolidated funds.  In certain cases, the Timber Fund receives an offer from a third party to purchase small parcels of land which is determined to be more financially beneficial to sell rather than to cultivate for timber harvesting.  The Company determined that these parcels of land do not meet the definition of a component pursuant to ASC 205-20-45-1 Presentation-Discontinued Operations-Other Presentation Matters as they have no identifiable cash flows independent of the cash flows from the larger timberland assets.  No other associated assets, cash flows, liabilities, or operations are clearly distinguishable operationally or for financial reporting purposes.  The Company has considered the guidance in ASC 360-10-45-9 to assess the criteria for initial classification as held for sale.  Certain immaterial amounts of legal fees related specifically to the closing of a sale are deducted from the proceeds of the sale but no other costs are allocated to these transactions.  No costs related to the marketing of the parcels of timberlands are included within the costs allocated to these transactions.

Response Letter - 15 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

The net gains/losses on these parcels of timberland are immaterial to the financial statements and are classified as Net Consolidated Funds gains on the Company’s Consolidated Statements of Operations.

•                  Campbell Global performs a valuation of acquired property to assess the allocation of purchase price for each material asset acquired that is expected to provide a future economic benefit to the Company.  Fair value of each asset is determined by using a discounted future cash flow model and applying assumptions commonly used in the industry.  The cost of the acquired assets is then allocated pro rata based on the relative fair values.

•                  The Company notes that its sales contracts are “normal” as defined by ASC 815-10-15-22 through 15-39 and not within the scope of ASC 815, Derivatives and Hedging.  All contracts provide for the sale of timber, rather than a financial instrument or derivative instrument, which will be delivered in quantities by the Company over a reasonable period in the normal course of business.

42.                               Please revise your MD&A (critical accounting policies and estimates on page 100) to present the significant trends from your timber operations separately from the operations of your other funds.  Include in your discussion an explanation of the following.

•                                          Separately discuss (i) timber sales upon delivery, (ii) timber sales on pay-as-cut contracts, (iii) sales of timberlands, and (iv) other.

•                                          Discuss any material disparities between sales and amounts harvested.

•                                          Describe the terms of your material timber contracts (i.e. type, pricing, percentage harvested to date, future commitments, et al.).

•                                          Discuss how the drivers of timber pricing have impacted timber sales (i.e. weather, housing market, et al.).

Response:  The Company has considered the potential prominence of the discussion of operations for Timber activities and believes additional disclosure is misleading to investors and other stakeholders since the Company is predominantly exposed only to the potential change in management and performance fees earned from managing the Campbell Global funds.  Management fees are calculated based on the cost basis of amounts invested by the Campbell funds and performance fees are calculated based on a percentage of cumulative investment returns over a fixed preferred return. The timber operations themselves may indicate the overall investment returns of the Campbell funds but only indirectly contribute to the net income of the Company.  Therefore, the Company respectfully believes that additional disclosure in the Registration Statement would not be beneficial to investors.

Response Letter - 16 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

Note 14 —  Income Taxes, page F-40

43.                               We note from your disclosure of the components of income tax expense that you incur deferred taxes from federal tax assessments but have never incurred income taxes from current federal assessments.  Please explain this to us and revise your disclosure to discuss this matter.  If you are a pass-through entity for federal purposes, also reconcile the differences between tax and financial reporting bases as required under ASC 740-10-50-16.

Response:  The Company is taxable as a corporation for federal and state income tax purposes.  The Company has federal net operating loss (“NOL”) carry forwards which were utilized in each of the years shown within the Registration Statement to reduce its taxable income to zero and eliminate its regular federal income tax liability.  Additionally, the Company was not taxable for alternative minimum tax purposes due to an election made pursuant to Internal Revenue Code Section 172(b)(1)(H) to carry back its regular and alternative minimum tax (“AMT”) NOLs generated in the 2008 tax year.  For AMT purposes, the election effectively eliminates the general 90% AMT NOL limitation that would have applied when the 2008 AMT NOL is used in future tax years.  As a result, the Company’s 2008 AMT NOL carry forward was utilized in the years shown within the Registration Statement to also reduce its alternative minimum taxable income to zero and eliminate its AMT tax liability.

In response to the Staff’s second comment, the Company has added the following discussion to Note 14 Income Taxes on page F-42 of the Registration Statement (in the commentary following the first table in the footnote which includes the components of income tax expense):

“Due to the use of federal net operating loss carry forwards and an election pursuant to Internal Revenue Code §172(b)(1)(H), the Company’s current federal tax liability for the years ended December 31, 2103, 2012 and 2011 was reduced to zero.”

44.                               Please explain to us and revise your disclosure to present in your policies whether your income taxes are allocated from a parent entity or not.  If income taxes are allocated from a parent company, revise to disclose in your policies the basis for allocating income taxes from your parent (e.g. the separate return method).  Refer to ASC 225-10-S99-3 (Question 3).

Response:  The Company has adopted the separate return method for computing its income tax provision in its financial statements.  The Company is a wholly owned subsidiary of a U.K. corporation and the parent of a U.S. consolidated group.  Accordingly, the Company files U.S. tax returns separate from its parent; therefore, the computations under the separate return method are essentially identical to the results of the Company’s tax returns.

The Company has added the following discussion to its disclosure in the Income Tax portion of the accounting policies section on pages 110 and F-19 of the Registration Statement:

“The Company uses the asset and liability method of accounting for income taxes on a “separate return” basis. Under this method, a subsidiary is assumed to file a separate return with the taxing authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the parent. The rules followed by the subsidiary in

Response Letter - 17 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

computing its tax or refund should be the same as those followed by a taxpayer filing directly with the taxing authority.

The Company files tax returns directly with the U.S. and state tax authorities and therefore, the computations under the separate return method follow the Company’s filings.”

Note 17 —  Equity-based Compensation, page F-44

Equity-settled corporate awards, page F-46

Grants of restricted shares in Old Mutual plc traded on the London Stock Exchange, page F-47

45.                               Please revise your disclosure to include the method of determining grant date fair value of your restricted shares and the maximum contractual term and number of shares authorized for your restricted stock program.  In addition, revise your tabular presentation of activity related to restricted shares to include a column for weighted-average grant date fair value.  Refer to ASC 718-10-50-2.

Response:  In response to the Staff’s comment, the Company has enhanced its disclosure of grant date fair value related to grants of restricted shares in Old Mutual plc on pages F-49 to F-50 of the Registration Statement.  There is a mechanism at Old Mutual plc to ensure sufficient shares are available to be used for restricted stock awards under this plan.  The Company has enhanced disclosure to provide the vesting period for the shares in its restricted stock program in accordance with ASC 178-10-50-2.

Note 21 —  Discontinued Operations and Restructuring, page F-53

Discontinued Operations, page 53

46.                               We note that you have entered into a transitional services agreement with your parent to provide managerial oversight to Rogge Global Partners plc over a transition period of two years.  Thus, it is apparent that you will have some continuing involvement with this business after the transfer proposed in your initial public offering.  Further, we note from your disclosure on page 157 that you will not charge fees for certain services that you will provide to Rogge.  Explain to us how you have met the criteria for no continuing involvement in this business as required by ASC 205-20-45-1(b).  Please advise or revise as necessary.

Response:  The Company acknowledges the Staff’s comment and notes that it believes the criteria for no continuing involvement was met with the planned transitional services agreement.  However, it has been subsequently determined that the terms of the original transitional services would be terminated and that no service contract would be entered into between the Company and Parent related to the transfer of the Rogge operations.  The Company would be expected, as a controlled subsidiary of Parent, to provide advice and information in order to provide for orderly transition of the Rogge operations.  However, no contractual obligation to provide ongoing services or arrangement to receive compensation will exist.  Accordingly, the Company has updated its disclosure on page F-55 of the Registration Statement and deleted the description of the contractual arrangement on pages 80 and 164 of the Registration Statement.  The

Response Letter - 18 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

Company further notes that it has considered the guidance in ASC 205-20-45-1(b) and ASC 205-20-55-17 and believes the criteria for no continuing involvement are met for ongoing transition.

47.                               If light of our comment above, please revise your disclosure on page F-20 (Recent Accounting Developments) to discuss your assessment of the impact ASU 2014-08 has had, or will have, on your consolidated financial statements.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-21 of the Registration Statement.

Note 22 —  Segment Information, page F-55

48.                               We note that you operate your business through seven boutique asset management firms and that you determined, based on the fact that you review the financial performance of these firms on an aggregate level (as discussed on page F-12), that you operate one business segment.  Please address the following.

•                                          Tell us the name and title of your chief operating decision maker (CODM).

•                                          Tell us whether you separately report any financial performance information for any of your boutique advisory firms to your CODM.   If so, describe the information provided and explain how this information is used by the CODM.

•                                          Describe the type of aggregated information, including descriptions of any metrics or measures, provided to the CODM and explain how this information is used by the CODM to allocate resources and assess performance.

•                                          Your disclosure on pages F-12 and F-55 indicates that “management” reviews the performance of your seven boutique asset management firms at an aggregate level.  Clarify your disclosure to explain whether “management” refers to your CODM.

•                                          Tell us whether you have managers that review the performance of your boutique asset management firms at an individual level.  If so, tell us whether these managers maintain regular contact with the CODM to discuss operating activities, financial results, forecasts or plans for these asset management firms.  Additionally, tell us whether these managers are segment managers as defined in ASC 280 and how this fact was considered in concluding that you have only one operating segment.

•                                          Provide us with an organizational chart depicting those in your organization who report to the CODM.

Response:  The Company acknowledges the Staff’s comment and in response notes the following:

•                  The Company’s chief operating decision maker (CODM) is Peter L. Bain, its President and Chief Executive Officer.

•                  The Company’s CODM receives monthly business reports (“MBRs”) and quarterly business reports (“QBRs”) that present consolidated financial information over the Company and uses this information to make key decisions in allocating resources and

Response Letter - 19 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

assessing the performance of the Company’s operating segment.  In the ordinary course of reporting the Company does not separately report any financial performance information for any of its boutique advisory firms to the CODM.

•                  Information presented regularly in the MBR and QBR is as follows:

•                  Profit and loss statement that presents consolidated non-GAAP financial information using the Company’s primary key performance metrics:  Adjusted Operating Profit (“AOP”) and Economic Net Income (“ENI”).  None of this information is presented within the MBR and QBR on a disaggregated basis (e.g., by Affiliate) but rather, it’s presented as a single data set for the Company’s single operating segment, asset management.   The consolidated non-GAAP profit and loss statement included with the Company’s MBR and QBR includes consolidated non-GAAP revenues and operating expenses, as well as the adjustments used to determine AOP and ENI.  ENI is considered the best indicator of the underlying economic earnings generated by the Company.  ENI is utilized by the CODM to measure and review the Company’s margins and growth and is the key metric for allocating  resources to strategic initiatives across the Company, determining appropriate levels of investment or dividend payout, managing balance sheet leverage, determining variable compensation and equity distributions, and incentivizing management.  For example, ENI is utilized to determine acquisition capacity and growth capital investment capacity, both of which are core strategies of the Company.  ENI represents management’s view of the underlying economic earnings generated by the Company and is used to measure the impact of transactions on the run-rate performance.  ENI is measured by the CODM against forecast, plan and prior periods, and is also used to compare aggregated Company performance against peers.

•                  Certain operating data, including assets under management (“AUM”), net client cash flows, basis points on AUM, and rollforwards of AUM, are presented on both a consolidated basis and disaggregated by Affiliate basis.

•                  Information about investment return is reported by investment strategy relative to industry benchmarks.  This information is used to understand the overall performance of the Company’s funds relative to relevant market benchmarks.  This information is calculated by investment strategy for each Affiliate, not on a consolidated level by Affiliate.

•                  Performance of seed capital investments, on a fund basis, is provided for purposes of reporting to Parent.  The Company’s seed capital investments are predominantly held by Parent rather than by the Company directly.

•                  The Company has updated the disclosures on pages F-12 and F-56 of the Registration Statement to indicate that “management” that reviews the performance of the Company’s seven boutique asset management firms at an aggregate level refers to the CODM.

Response Letter - 20 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

•                  There are no segment managers as defined in ASC 280 that are directly accountable to or maintain regular contact with the CODM that review performance of Affiliates on an individual level.  The Company is organized such that the individuals who report to the CODM have authority over functional areas of the business, rather than over individual Affiliates.  These individuals do not have the necessary authority to make determinations over performance or allocate resources among Affiliates and are not defined as segment managers per ASC 280.  These individuals report to the CODM  as and when events occur to discuss operating activities, financial results and strategic analysis for the Affiliates in the context of the Company as a whole, but not regularly as it pertains to assessment of performance of the Company or allocation of resources. The CODM has four direct reports, listed below, organized on a functional basis as set forth on Exhibit A:

•                  Stephen H. Belgrad, Executive Vice President, Chief Financial Officer;

•                  Linda T. Gibson, Executive Vice President, Head of Global Distribution;

•                  Christopher Hadley, Executive Vice President, Chief Talent Officer; and

•                  Aidan J. Riordan, Executive Vice President, Head of Affiliate Management.

Exhibits

49.                               We note that your Shareholder Agreement subjects you to policies outlined in the Group Operating Manual.  It appears that the policies contained in the Group Operating Manual constitute part of the agreement with your Parent.  Please file the manual as an exhibit or explain why you believe the manual does not constitute part of the agreement.

Response:  The Company has revised and clarified its disclosure, including on pages 7, 31, 33 and 162 of the Registration Statement, because the Shareholder Agreement will not include a contractual obligation of the Company to comply with the Group Operating Manual.

Response Letter - 21 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

Thank you for your prompt attention to the Company’s response to the Staff’s comments.  Should you have any questions or comments with respect to this filing, please call me at (617) 369-7300, Floyd I. Wittlin at (212) 705-7466, Christina E. Melendi at (212) 705-7814, or Paul D. Tropp at (212) 859-8933.

Sincerely,

/s/ Stephen H. Belgrad
Stephen H. Belgrad

cc:	Floyd I. Wittlin (Bingham McCutchen LLP)
Christina E. Melendi (Bingham McCutchen LLP)
Paul D. Tropp (Fried, Frank, Harris, Shriver & Jacobson LLP)

Response Letter - 22 -

Confidential Treatment Requested by OM Asset Management Limited

Under 17 C.F.R. Section 200.83

EXHIBIT A

Response Letter - Exhibit A -